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Women-owned
Manufactory Collective

Business Center

1157 S. High Street
Harrisonburg, VA 22801
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Investment Opportunity
Data Room
Discussion
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Early Investor Bonus: The investment multiple is increased to 1.5× for the next $50,000 invested.
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THE PITCH
Manufactory Collective is seeking investment to open the first manufacturing incubator in the Shenandoah Valley to support entrepreneurs looking to create new products and scale up their manufacturing operations.
First Location
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THE TEAM
Debbie Irwin
Co-Founder and CEO

Debbie Irwin is a skilled entrepreneurial ecosystem builder with deep ties to the Shenandoah Valley's key economic development players. She has driven over $3.7 million of investment into the region for entrepreneur development and continues to develop innovative strategies for sustainable economic growth in the region. Her skills can easily be applied to building out the manufacturing ecosystem like the entrepreneurial ecosystem.

Nate Irwin
Co-Founder and COO

Nate Irwin is aerospace engineer with a 12-year history in the aircraft modification and maintenance industry, where he has managed technical build programs as well as leading teams of engineers and technicians. He is currently managing the engineering for a new start-up airline that aims to be the first operator of hydrogen powered aircraft. Nate enjoys finding novel solutions to problems and has the experience to manage multiple types of complex machines.

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MANUFACTORY COLLECTIVE - OUR PITCH
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ABOUT THE SPACE
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THE SPACE
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Rent $15,000
Space Build-Out $45,612
Mainvest Compensation $4,388
Total $65,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $142,650 $327,841 $409,802 $471,272 $518,399

Cost of Goods Sold $3,000 $6,894 $8,617 $9,909 $10,899

Gross Profit $139,650 $320,947 $401,185 $461,363 $507,500

EXPENSES

Building Maintenance $2,400 $4,800 $4,800 $4,800 $4,800

Equipment Repairs & Maintenance $1,500 $3,000 $3,000 $3,000 $3,000

Waste Disposal $3,600 $3,690 $3,782 $3,876 $3,972

Internet & Phone $7,200 $7,380 $7,564 $7,753 $7,946

Software $3,000 $3,075 $3,151 $3,229 $3,309

Rent $96,455 $79,164 $79,164 $79,164 $79,164

Utilities $13,200 $13,530 $13,868 $14,214 $14,569

Insurance $2,900 $2,972 $3,046 $3,122 $3,200

Marketing $600 $615 $630 $645 $661

Salaries $0 $50,670 $63,338 $72,838 $80,122

Operating Profit $8,795 $152,051 $218,842 $268,722 $306,757

This information is provided by Manufactory Collective. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

2022 Balance Sheet

2022 Income Statement

Manufactory Collective Pitch - September 2023.pdf

Investment Round Status

$65,000

TARGET

$124,000

MAXIMUM

This investment round closes on November 17th, 2023. 0 people have invested so far.

Summary of Terms

Legal Business Name NDIrwin Holdings, LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

1.5×

Investment Multiple 1.45×

Business's Revenue Share 2.9%-5.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2031

Financial Condition

Other outstanding debt or equity

As of 9/20/2023, Manufactory Collective has debt of [$64,000] outstanding and a cash balance of [$1,000]. This debt is sourced primarily from BHG and will be senior to any investment raised on Mainvest. In addition to the Manufactory Collective's outstanding debt and the debt raised on Mainvest, Manufactory Collective may require additional funds from alternate sources at a later date.

Historical milestones

Manufactory Collective has been operating since October 2022 and has since achieved the following milestones:

Signed Lease in Harrisonburg, VA

Secured 9 signed leases for the space

Completed initial build-out and feasibility studies in the amount of $52,000

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Manufactory Collective forecasts the following milestones:

Start generating rental income by November 2023

Achieve $142,000 revenue per year by October 2024.

Achieve $110,596 profit per year by October 2025.

Financial liquidity

Manufactory Collective has a low liquidity position due to its low cash reserves as compared to debt and other liabilities. Manufactory Collective expects its liquidity position to increase upon raising capital on Mainvest and deploying the capital to build-out the space and start generating revenue.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Manufactory Collective to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Manufactory Collective operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Reliance on Management

As a securities holder, you will not be able to participate in Manufactory Collective's management or vote on and/or influence any managerial decisions regarding Manufactory Collective. Furthermore, if the founders or other key personnel of Manufactory Collective were to leave Manufactory Collective or become unable to work, Manufactory Collective (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Manufactory Collective and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Manufactory Collective is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Manufactory Collective might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Manufactory Collective is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Manufactory Collective

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Manufactory Collective's financial performance or ability to continue to operate. In the event Manufactory Collective ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Manufactory Collective nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Manufactory Collective will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Manufactory Collective is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Manufactory Collective will carry some insurance, Manufactory Collective may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Manufactory Collective could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Manufactory Collective's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Manufactory Collective's management will coincide: you both want Manufactory Collective to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Manufactory Collective to act conservative to make sure they are best equipped to repay the Note obligations, while Manufactory Collective might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Manufactory Collective needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Manufactory Collective or management), which is responsible for monitoring Manufactory Collective's compliance with the law. Manufactory Collective will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Manufactory Collective is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Manufactory Collective fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Manufactory Collective, and the revenue of Manufactory Collective can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Manufactory Collective to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

Limited Operating History

Manufactory Collective is a newly established entity and has no history for prospective investors to consider.

Real Estate Risk

Manufactory Collective is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Manufactory Collective is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

This information is provided by Manufactory Collective. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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